                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                             dated November 19, 1997


                                    ILOG S.A.



                                 9 rue du Verdun
                             94253 Gentilly, FRANCE
                                       and
                               1901 Landings Drive
                         Mountain View, California 94043
                                       USA
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

              Form 20-F   X   Form 40-F      .
                        -----           -----

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

              Yes           No   X  .
                  -----        -----
        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

              82-     N.A.   .
                  -----------

                                   ILOG S.A.
                                   FORM 6-K


        ILOG S.A. has reported its results for the quarter and year ended September 30, 1997 in a press release dated as of October 23, 1997. Such press release is attached as Exhibit A hereto and is incorporated by reference herein.








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
                                  EXHIBIT INDEX


Exhibit A      Press release, dated as of October 23, 1997, announcing the quarterly results for ILOG S.A. for the quarter ended September
               30, 1997











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
                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         ILOG S.A.


                                         By:    /s/ Roger Friedberger
                                             -----------------------------------
                                                    Roger Friedberger
                                                    Chief Financial Officer

Date: November 19, 1997









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
                                    EXHIBIT A

          ILOG REPORTS RESULTS FOR THE QUARTER ENDED SEPTEMBER 30, 1997

PARIS--Oct. 23, 1997--ILOG S.A, a leading provider of advanced software components, today reported revenues of $8.4 million for the quarter ended September 30, 1997, an increase of 50% compared to $5.6 million in the September 1996 quarter reflecting higher revenues from licenses and services, which grew by 47% and 55% respectively over the same quarter in the preceding year.

The loss from operations, before the write-off of acquired intangibles of $28.4 million, related to the CPLEX acquisition, was $1.6 million in the September 1997 quarter, compared to $2.6 million in the September 1996 quarter. Loss per share, before the write-off of acquired intangibles, for the September 1997 quarter was $0.14 on 11.6 million shares, compared to $0.36 on 6.9 million shares in the September 1996 quarter. The loss per share in the current quarter after the write-off of acquired intangibles was $2.58. The write-off of acquired intangible assets relates to in-process software and other intangible assets acquired from CPLEX during the quarter.

Revenues in the quarter grew by 50% over the same quarter in the previous year. "This was an important quarter for ILOG" said Pierre Haren, ILOG's President and CEO, "and I am very pleased that the CPLEX acquisition process did not affect the expected growth in our revenues. We reported in the quarter an excellent year-on-year growth of both product and service revenues, increased our penetration in the telecommunications market, and increased the market awareness of the ILOG Optimization Suite."

Overall gross margin for the quarter decreased to 77% from 78% for the same period in the preceding year due to a small increase in mix of lower-margin services revenues. Marketing and selling expenses for the quarter increased by 16% over the same period in the prior year reflecting continuing investment in sales and marketing personnel, particularly in North America and Japan. Research and development expenses, net of government funding, for the quarter increased by 14% over the same period in the prior year primarily due to the introduction of CPLEX product research and development following the CPLEX product acquisition. General and administrative expenses for the quarter increased by 15% over the same period in the prior year reflecting the on-going incremental costs associated with the Company having become publicly listed in February 1997.

Net interest income (expense) for the quarter decreased from $132,000 to $28,000 over the same period in the prior year reflecting increased interest expense arising on the $5.0 million of notes payable issued during the quarter in connection with the Company's acquisition of the CPLEX business.

Cash at September 30, 1997 decreased to $8.0 million from $26.0 million at June 30, 1997 reflecting $15 million paid on August 20, 1997 in connection with the CPLEX acquisition and recent operating losses. Intangible assets at September 30, 1997 of $3.2 million represent developed software and other intangible assets acquired from CPLEX Optimization, Inc., the majority of which will be written-off over the next six months.

Long-term debt during the quarter increased by $5.1 million to $ 6.2 million at September 30, 1997 reflecting the five-year notes payable issued in connection with the acquisition of the CPLEX business. At September 30, 1997 shareholders' paid-in capital increased to $48.9 million, from $38.4 million at June 30, 1997 reflecting the issuance of shares in connection with the Company's acquisition of the CPLEX business and the exercise of stock options; shareholders' equity decreased to $6.3 million, from $27.0 million at June 30, 1997 reflecting the net loss for the quarter, the increase in paid-in capital and a $1.3 million decrease in net equity due to currency translation of ILOG intercompany indebtedness upon consolidation. At September 30, 1997 the Company had 12.9 million shares issued and outstanding compared to 11.0 million at June 30, 1997. During the quarter 1.7 million shares were issued in connection with the Company's acquisition of the CPLEX and 0.2 million shares were issued in connection with the Company's employee stock option and purchase plans.

BUSINESS DEVELOPMENTS IN THE QUARTER

During the quarter a Java version of ILOG Views started shipping and was well received by the market. "We are now in a position where Java-based libraries can contribute to our long-term growth" commented Pierre Haren. "During the quarter JViews was selected by Hewlett-Packard as the graphic Java library for the development of the next generation of OpenView, their network management platform. ISR Global and Newbridge also selected JViews for Java-based network management graphics. With JViews, ILOG's offerings in the area of advanced graphics for telecommunications are now language-independent".

ILOG's continued focus on the telecommunications market was rewarded by new endorsements of the ILOG libraries by three major telecommunications players:
Alcatel, Siemens and Hewlett-Packard as mentioned above. Alcatel plans to fund the integration of four ILOG libraries in an essential component of their ALMAP network management platform. Siemens will be licensing Views for use in their network management platforms. ILOG also enjoyed repeat business with Bellcore, IBM, Italsoft, Nortel, Siemens and Telefonica in the area of graphics for network management. The ILOG Server and ILOG Rules business grew with sales in the area of network management, alarm monitoring and customer care and billing. This demonstrates that ILOG's current success in the area of graphic libraries for network management can be leveraged in other areas of the telecommunications industry and to include the adoption of other ILOG libraries.

ILOG's introduction of the ILOG Optimization suite of products for use in the ERP (enterprise resource planning) world started to generate revenues during the quarter. ILOG Solver was selected by JD Edwards for incorporation inside their ERP product. During the quarter ILOG's optimization libraries were also selected by over 10 organizations in the staff planning area. With the fusion of the CPLEX customer base into ILOG's, many opportunities for cross-selling are now starting to emerge.









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
ABOUT ILOG

ILOG is a leading provider of advanced software components for graphics and resource optimization. ILOG products deliver: high performance data visualization for 2D and 3D user interfaces; integer, linear and constraint solvers for resource optimization, scheduling, logistics and planning applications; dynamic rule systems for intelligent agents and real time data flow control, and components for integrating modules with real time and relational data sources. ILOG was founded in 1987 and now employs approximately 310 people in seven countries. ILOG recently acquired CPLEX, a leader in linear optimization. Visit http://www.ilog.com for more information.

This release contains "forward looking" information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Potential risks and uncertainties include, without limitation, the company's lengthy sales process, the early development stage of the market for the company's products, the timing of significant revenues, the economic, political and currency risks associated with the company's European, North American and Asian operations and the company's ability to successfully take advantage of its acquisition of CPLEX.

ILOG and CPLEX are registered trademarks of ILOG S.A.








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
                                    ILOG S.A.
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                         THREE MONTHS ENDED
                                                     -------------------------
                                                     SEPT. 30,        SEPT. 30,
                                                       1997             1996
                                                     --------         --------
Revenues:
  License fees                                       $  5,233         $  3,564
  Services                                              3,210            2,067
                                                     --------         --------
     Total Revenues                                     8,443            5,631
                                                     --------         --------

Cost of revenues
  License fees                                            256              141
  Services                                              1,686            1,106
                                                     --------         --------
  Total cost of revenues                                1,942            1,247
                                                     --------         --------

Gross Profit                                            6,501            4,384
                                                     --------         --------

Operating expenses
  Marketing and selling                                 5,515            4,757
  Research and development                              1,323            1,165
  General and administrative                            1,268            1,101
  Write off of acquired intangible                     28,367               --
                                                     --------         --------
     Total operating expenses                          36,473            7,023
                                                     --------         --------

Loss from operations                                  (29,972)          (2,639)
Net interest income (expense) and other                    28              132
                                                     --------         --------
Net loss                                             $(29,944)        $ (2,507)
                                                     ========         ========

Net loss per share                                   $  (2.58)        $  (0.36)

Share and share equivalents used in per share
calculations                                           11,609            6,948





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
                                    ILOG S.A.
                CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                                 (IN THOUSANDS)


                                                                 SEPT. 30,        30-JUNE
                                                                   1997             1997
                                                                 --------         --------
ASSETS
Current assets                                                   $  7,994         $ 26,037
  Cash and cash equivalents                                         8,969            9,740
  Accounts receivable                                               2,227            2,487
  Other receivables and prepaid expenses                               --               --
                                                                 --------         --------
     Total current assets                                          19,190           38,264

Acquired intangible assets                                          3,214
Property and equipment-net and other assets                         3,196            3,044
                                                                 --------         --------

     Total assets                                                $ 25,600         $ 41,308
                                                                 ========         ========

Liabilities and Shareholders' Equity
Current Liabilities
  Account payable and accrued expenses                           $  7,796         $  7,799
  Current debt                                                      2,135            2,183
  Deferred revenue                                                  3,136            3,165
                                                                                  --------
     Total current liabilities                                     13,067           13,147
                                                                 --------         --------

Long-term portion of debt                                           6,206            1,134
     Total liabilities                                             19,273           14,281
                                                                 --------         --------

Shareholder's equity
  Paid-in capital                                                  48,950           38,398
  Accumulated deficit and currency translation adjustment         (42,623)         (11,371)
     Total shareholder's equity                                     6,327           27,027
                                                                 --------         --------

Total liabilities and shareholders' equity                       $ 25,600         $ 41,308
                                                                 ========         ========


Results and Press Release for French Shareholders

For the benefit of our French shareholders a translation of this announcement is also being sent to our shareholders with French addresses of record and to anyone else upon request. In addition, to facilitate their comprehension of the Company's financial results the foregoing financial statements, which are prepared under accounting principles generally accepted in the United States, have been translated into French Francs at the average historical exchange rates for the related periods and the exchange rates at the relevant balance sheet dates. These translated financial statements for the benefit of shareholders generally follow below.





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
                                    ILOG S.A.

              Donnees Financieres Consolidees Clefs (non auditees)

 (Montant en milliers de francs francais, sauf informations donnees par action)


                                                           TRIMESTRE CLOS LE 30 SEPT
                                                           -------------------------
                                                             1997             1996
                                                           --------          -------
Chiffre d'affaires
Logiciels                                                    31,572           18,533
Services                                                     19,367           10,748
                                                           --------          -------
    Total Chiffre d'affaires                                 50,939           29,281
                                                           --------          -------

Prix de revient des ventes
    Logiciels                                                 1,545              733
    Services                                                 10,172            5,751
                                                           --------          -------
        Total prix de revient des ventes                     11,717            6,484
                                                           --------          -------

Marge Brute                                                  39,223           22,797
                                                           --------          -------

Frais generaux et commerciaux
    Frais commerciaux                                        33,274           24,736
    Frais de recherche et developpement                       7,982            6,058
    Frais generaux at administratifs                          7,650            5,725
    Depreciation des incorporelles                          171,148               --
                                                           --------          -------
        Total frais generaux et commerciaux                 220,054           36,520
                                                           --------          -------

Resultat operationnel                                      (180,831)         (13,723)
Produits (charges) financiers et autres                         169              686
                                                           --------          -------

Resultat net                                               (180,662)         (13,037)
                                                           --------          -------

Resultat net par action                                      (15.56)           (1.88)

Nombre moyen d'actions en circulation (en milliers)          11,609            6,948





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
                                    ILOG S.A.

                     Bilans Consolides Resumes (non audites)

                        (en milliers de francs francais)

Pour l'information de nos actionnaires francais, une traduction de cette announce sera egalement envoyee a nos actionnaires enregistres avec une adresse francaise et a toute personne en faisant la demande. De plus, afin de faciliter la comprehension des resultats financiers de la societe, les comptes consolides precedents ont ete traduits en francs francais aux taux moyens historiques des periodes considerees et aux taux de cloture aux dates de bilan.


                                                             30 SEPT.       30 JUIN
                                                               1997           1997
                                                             -------        -------
Actif
Actif circulant:

    Disponibilites et valeurs mobilieres de placement         47,406        153,096
    Clients, nets                                             53,187         57,271
    Autres elements d'actif circulant                         13,206         14,623
                                                            --------        -------
        Total de l'actif circulant                           113,799        224,990

Immobilisations corporelles, nettes et autres actifs          18,954         17,898
Immobilisations incorporelles, nettes                         19,056             --
                                                            --------        -------
Total de l'actif                                             151,809        242,888
                                                            ========        =======

Passif Passif a moins d'un an:
    Fournisseurs et comptes rattaches                         46,231         45,858
    Dette financiere a court terme                            12,661         12,836
    Produits constates d'avance                               18,595         18,610
                                                            --------        -------
        Total passif a moins d'un an                          77,487         77,304

Dette financiere a long terme                                 36,803          6,668
                                                            --------        -------
    Total passif a court et long terme                       114,290         83,972
                                                            --------        -------

Capitaux propres
    Capital souscrit et prime d'emision                      290,280        225,778
    Report a nouveau et ecart de conversion                 -252,761        -66,862
                                                            --------        -------
        Total des capitaux propres                            37,519        158,916
                                                            --------        -------

        Total du passif                                      151,809        242,888
                                                            ========        =======





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
Pour l'information de nos actionnaires francais, une traduction de cette annonce sera egalement envoyee a nos actionnaires enregistres avec une adresse francaise et a toute personne en faisant la demande. De plus, afin de faciliter la comprehension des resultats financiers de la societe, les comptes consolides precedents ont ete traduits en francs francais aux taux moyens historiques des periodes considerees et aux taux cloture aux dates de bilan.


Contact:

ILOG
Roger Friedberger
011-331-49083574
or
Taylor Rafferty Associates
212-889-4350









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